March 15, 2021

VIA EDGAR TRANSMISSION

Karina Dorin

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Belong Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 10, 2021

File No. 333-253857

Dear Ms. Dorin:

On behalf of Belong Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated March 12, 2021 relating to Amendment No. 1 to Registration Statement on Form S-1 of the Company (the “Form S-1”) filed with the Commission by the Company on March 10, 2021. We are concurrently filing via EDGAR Amendment No. 2 to the Form S-1 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment filed concurrently herewith.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

Our amended and restated certificate of incorporation will designate the Court of Chancery, page 57

1.	We note you disclose here that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. If this provision does not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in Section 12.1 of your Amended and Restated Certificate of Incorporation filed in Exhibit 3.2 states this clearly. If this provision applies to actions arising under the Securities Act, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company acknowledges the Staff’s comment and in response to the Staff’s comment has revised Section 12.01 of its Amended and Restated Certificate of Incorporation filed as Exhibit 3.2 to the Draft Amendment to make clear that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction.

Exhibits

2.	Please revise multiple exhibits to reconcile the various inconsistencies between the description of the securities being registered and related transactions in the registration statement and the description thereof in the exhibits thereto. For example:
•	We note that your registration statement states that each unit consists of one share of Class A common stock and one-third of one warrant, whereas your Form of Unit filed as Exhibit 4.1, your Form of Warrant Agreement filed as Exhibit 4.4 and various other exhibits state that each unit consists of one share of Class A common stock and one-half of one warrant.
•	We also note that your registration statement indicates that you are registering 5,575,000 public warrants and that your Sponsor has committed to purchase an aggregate of 550,000 units in a private placement, whereas your Form of Warrant Agreement filed as Exhibit 4.4 states that you will issue and deliver up to 8,625,000 public warrants and your Form of Warrant Agreement and Unit Subscription Agreement filed as Exhibit 10.4 state that your sponsor committed to purchase an aggregate of 550,000 units or 595,000 units if the over-allotment option is exercised.

The Company acknowledges the Staff’s comment and in response to the Staff’s comment has filed revised versions of the following exhibits with the Draft Amendment that address the noted inconsistencies: Specimen Unit Certificate (Exhibit 4.1); Form of Warrant Agreement (Exhibit 4.4); Form of Letter Agreement (Exhibit 10.1); Form of Investment Management Trust Agreement (Exhibit 10.2); Form of Registration Rights Agreement (Exhibit 10.3); and Placement Unit Subscription Agreement (Exhibit 10.4).

3.	Please have counsel file a revised legal opinion that is dated and opines on the securities being registered in the registration statement. In that regard, we note the opinion references that each unit consists of one share of Class A common stock and one-half of one warrant whereas the registration statement states that each unit consists of one share of Class A common stock and one-third of one warrant.

The Company acknowledges the Staff’s comment and in response to the Staff’s comment has filed as Exhibit 5.1 to the Draft Amendment a revised legal opinion that properly opines to the securities being registered.

4.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that the Company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

The Company acknowledges the Staff’s comment and in response to the Staff’s comment has revised the language in Section 9.3 of the Form of Warrant Agreement filed as Exhibit 4.4 to the Draft Amendment to remove the exclusive jurisdiction provision.

* * * * *

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Jennifer Deason

Jennifer Deason Chief Executive Officer Belong Acquisition Corp.

cc:	Mark Rosenstein, Esquire

Derick Kauffman, Esquire
Ledgewood, PC

John Cannarella
Karl Hiller
Kevin Dougherty

U.S. Securities and Exchange Commission

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